

其士科技控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十字樓 電話: 852-2318 1228 傳真: 852-2757 5138 網址: http://www.chevalier.com
20/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1228 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L141-03
Exemption No. #82-4201


03029235

August 1, 2003

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin/ Ms Nina Mojiri-Azad

Dear Sirs

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Final Results Announcement dated 16th July, 2003, Announcement for Notice of 2003 Annual General Meeting, Annual Report of 2002-2003 and Circular dated 31st July, 2003 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/nc





其士科技控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十字樓 電話: 852-2318 1228 傳真: 852-2757 5138 網址: http://www.chevalier.com
20/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1228 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L141-03
Exemption No. #82-4201

August 1, 2003

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin/ Ms Nina Mojiri-Azad

Dear Sirs

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Final Results Announcement dated 16th July, 2003, Announcement for Notice of 2003 Annual General Meeting, Annual Report of 2002-2003 and Circular dated 31st July, 2003 pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Acknowledge Receipt :

Kan Ka Hon
Director

Date ____________________

Encl

NK/AM/nc




CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2003, together with the comparative figures for the previous year, are summarised as follows:

	Notes	2003 HK$'000	2002 HK$'000
Turnover	2	3,332,297	3,338,878
Cost of sales		(2,836,708)	(2,798,120)
Gross profit		495,589	540,758
Other revenue		77,230	46,114
Distribution costs		(166,198)	(242,508)
Administrative expenses		(98,027)	(116,795)
Impairment loss on assets		(19,699)	–
Other operating expenses		(67,019)	(31,868)
Profit from operations before finance costs	3	221,876	195,701
Finance costs		(50,703)	(57,893)
Share of results of associates		2,176	16,620
Share of results of jointly controlled entities		(7,485)	(15,967)
Loss on discontinuing operations		(12,093)	–
Profit before taxation		153,771	138,461
Taxation	4	(52,101)	(22,816)
Profit before minority interests		101,670	115,645
Minority interests		240	(4,183)
Profit attributable to shareholders		101,910	111,462
Dividends		45,776	44,629
Earnings per share	5		
Basic		39.6 cents	44.6 cents
Diluted		39.6 cents	44.4 cents

Notes:

1. **ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Group has adopted a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these standards has led to a number of changes in the Group's accounting policies as mentioned below but has had no material effect on the results for the current or prior accounting years. Accordingly, no prior year adjustment has been required. In addition, these standards have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

(a) *Presentation of financial statements*

The adoption of SSAP 1 (Revised) "Presentation of financial statements" replaces the statement of recognised gains and losses with a statement of changes in equity.

(b) *Foreign Currencies*

The revisions to SSAP 11 "Foreign currency translation" have eliminated the choice of translating the income statements of overseas subsidiaries and associates at the closing rate for the year, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting years.

(c) *Cash flow statements*

Under SSAP 15 (Revised) "Cash flow statements", cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividend received, interest paid and dividend paid, which were previously presented under a separate heading, are classified as investing, operating and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

(d) *Discontinuing operations*

Under SSAP 33 "Discontinuing operations", amounts relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's retailing of general merchandise and telecommunication services as discontinuing operations in the current year.

(e) *Employee benefits*

SSAP 34 "Employee benefits" introduces measurement rules for employee benefits, including retirement benefit plans. As the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements. Other changes in measuring employment benefits have not had any material effect on the results for the current or prior accounting years.

2. **TURNOVER**

An analysis of the Group's turnover and contribution to operating profit/(loss) by business and geographical segments are as follows:

(a) **By business segment**

For the year ended 31st March, 2003

	Building services and engineering HK$000	Trading HK$000	Property and hotel HK$000	IT and business machines HK$000	General merchandise and telecommunication services HK$000 (Note)	Insurance and others HK$000	Group Total by segment HK$000
Turnover							
Total Turnover	1,646,960	414,012	249,280	586,862	94,269	437,469	3,428,852
Inter-segment sales	(284)	–	(44,955)	(2,077)	(6,217)	(43,022)	(96,555)
External Sales	1,646,676	414,012	204,325	584,785	88,052	394,447	3,332,297
Results							
Segment Results	143,669	10,942	17,813	1,895	(13,665)	59,431	220,085
Unallocated corporate expenses							(4,332)
Interest income							25,458
Dividend income							364
Impairment loss on assets	(19,699)	–	–	–	–	–	(19,699)
Profit from operations							221,876
Interest expenses							(50,703)
Share of results of associates	4,575	–	–	1,927	–	(4,326)	2,176
Share of results of jointly controlled entities	(7,812)	–	327	–	–	–	(7,485)
Loss on discontinuing operations	–	–	–	–	(12,093)	–	(12,093)
Profit before taxation							153,771
Taxation							(52,101)
Profit before minority interests							101,670
Minority Interests							240
Net profit for the year							101,910

For the year ended 31st March, 2002

	Building services and engineering HK$000	Trading HK$000	Property and hotel HK$000	IT and business machines HK$000	General merchandise and telecommunication services HK$000 (Note)	Insurance and others HK$000	Group Total by segment HK$000
Turnover							
Total Turnover	1,647,364	398,176	259,433	578,376	205,226	352,071	3,440,646
Inter-segment sales	(6,847)	–	(44,989)	(3,913)	(10,173)	(35,846)	(101,768)
External Sales	1,640,517	398,176	214,444	574,463	195,053	316,225	3,338,878
Results							
Segment Results	120,745	6,458	49,282	(10,575)	(20,304)	29,246	174,852
Unallocated corporate expenses							(3,727)
Interest income							23,682
Dividend income							894
Profit from operations							195,701
Interest expenses							(57,893)
Share of results of associates	682	–	10,000	5,135	–	803	16,620
Share of results of jointly controlled entities	(16,170)	–	203	–	–	–	(15,967)
Profit before taxation							138,461
Taxation							(22,816)
Profit before minority interests							115,645
Minority Interests							(4,183)
Net profit for the year							111,462

Note: During the year, the Group had discontinued the retailing of general merchandise, while the retailing and provision of telecommunication services had been discontinued in May 2003.

(b) *By geographical segment*

	Turnover 2003 HK$'000	Turnover 2002 HK$'000
Hong Kong	2,313,984	2,289,551
Mainland China	257,529	369,615
Singapore	197,418	135,259
Thailand	123,699	111,519
Canada	332,383	325,349
U.S.A.	96,080	86,995
Others	11,204	20,590
	3,332,297	3,338,878

3. **PROFIT FROM OPERATIONS**

	2003 HK$'000	2002 HK$'000
Profit from operations before finance costs is arrived at after charging:		
Depreciation on property, plant and equipment		
Own assets	58,414	57,489
Assets held under finance leases	1,107	2
	59,521	57,491
Less: Amount capitalised to contract work	(1,638)	(51)
	57,883	57,440
Staff costs including directors' emoluments	542,305	583,769
Less: Amount capitalised to contract work	(22,290)	(26,110)
	520,015	557,659
Operating lease payments in respect of leasing of		
Premises	27,156	33,090
Others	556	695
	27,712	33,785

4. **TAXATION**

	2003 HK$'000	2002 HK$'000
Company and subsidiaries		
Current year profits tax		
Hong Kong	33,723	21,050
Overseas	12,697	12,673
Deferred tax	1,487	
Prior year's profits tax *(note c)*		
Hong Kong	–	(12,000)
	47,907	21,723
Associates		
Current year profits tax		
Hong Kong	4,325	881
Deferred tax	189	–
	4,514	881
Jointly controlled entities		
Current year profits tax		
Hong Kong	(320)	212
	52,101	22,816

(a) Provision for Hong Kong profits tax is calculated at the rate of 16% (2002: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

(b) Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

(c) Prior years' profits tax represents reversal of provision on the capital gain on disposal of a subsidiary.

5. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

	2003 HK$'000	2002 HK$'000
Earnings for the purposes of basic and diluted earnings per share	101,910	111,462
	Number of shares '000	'000
Weighted average number of ordinary shares for the purpose of basic earnings per share *(Note a)*	257,323	249,790
Effect of dilutive potential ordinary shares:		
Share options *(Note b)*	269	1,088
Weighted average number of ordinary shares for the purpose of diluted earnings per share	257,592	250,878

Notes:

(a) The weighted average number of ordianry shares in issue have been adjusted for the consolidation of the company's every five ordinary shares of HK$ 0.25 into one ordinary share of HK$1.25 each subsequent to the balance sheet date.

(b) The calculation of diluted earnings per share for the year ended 31st March 2002 does not assume the exercise of certain outstanding share option as its exercise prices was higher than the average market prices per share during the year ended 31st March 2002.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK10 cents (2002 (restated): HK7.5 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 29th August, 2003. This, together with the interim dividend of HK7.5 cents (restated) (2002 (restated): HK10 cents) per share paid during the year, represents a dividend distribution of HK17.5 cents (restated) (2002 (restated): HK17.5 cents) per share for the year ended 31st March, 2003.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be paid on or about Friday, 10th October, 2003 in cash, with shareholders being given the option to receive shares of HK$1.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 25th August, 2003 to Friday, 29th August, 2003, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Tuesday, 16th September, 2003. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 25th August, 2003 to Friday, 29th August, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 22nd August, 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended 31st March, 2003, the Group's turnover was HK$3.3 billion and profit attributable to shareholders HK$102 million, representing a slight decrease as compared with last year. The continued disappointing performance was mainly caused by a further deterioration in the local property market. Even though the government has implemented measures to stabilise the downward trend, the supply of property to the market and the stock on hand are still very high and will have to be digested by the market gradually in the next few years. Despite the downturn in business, the Group has made headway in a number of areas.

The Company

Lifts and Escalators

In spite of the difficult business environment, the Lifts and Escalators Division ("LED") was able to maintain the turnover and continued to contribute significantly to the operating profit of the Group. LED and the Curtain Walls and Aluminium Windows Division ("CAE") jointly secured a large-scale contract for the Hong Kong Four Seasons Hotel, the largest six-star hotel in Hong Kong scheduled to open in 2004. Another major contract awarded to LED is to supply and install lifts for the Kwai Chung Estate Phase 5 managed by the Hong Kong Housing Authority.

Curtain Walls and Aluminium Windows

Apart from the aforesaid contract, CAE was also awarded the curtain wall contracts for Cyberport Development and part of the International Finance Centre – Phase II. The division still maintained a sound growth despite the weak construction market.

Electrical and Mechanical Engineering

The performance of the Electrical and Mechanical Engineering Division was below expectation. The division has been re-organised in order to strengthen its project management control system. Contracts on hand include Metropolis, Hung Hom; redevelopment of Craigengower Cricket Club; hotel development at No. 18 King's Road, North Point and the residential development for Tung Chung Station.

Pipe Rehabilitation

During the year, Preussag Pipe Rehabilitation Hong Kong Limited was awarded various contracts from both public and private sectors. However, its business volume was below budget due to the delay in the launch of government projects.

In line with the Group's strategy of establishing strong foothold in the "No-Dig" pipe rehabilitation technology, the Group has continued to increase its equity interest in NordiTube Technologies AB ("Norditube") in Sweden and Rib Loc Group Limited ("RibLoc"), an Australian listed company. Both companies specialise in the development of such technology and manufacturing of related materials. As at the date of this report, the Group holds 54.21% Norditube and 21.54% RibLoc. In addition, the joint-venture arrangement with PRS Rohrsanierung GmbH ("PRS") has been diluted to such an extent that the Group has, on top of the equity holding in Norditube and RibLoc, a direct control over the business in Asia. Accordingly, the Group's interest in PRS has been substantially reduced. However, the Group's involvement in the European market is maintained through Norditube.

Environmental Engineering

The project at Tai Po Water Treatment Plant was completed in June, 2003 whilst the contract on the environmental installation for Irrigation Pumping Station at Penny Bay progressed on schedule. The medical waste treatment facility in Manila using microwave disinfection technology performed well. The Group aims at expanding this business into the Mainland and other countries in the region.

The food and restaurant environmental business launched by the Group last year via a 55% joint venture known as Chevalier Acron Limited was below expectation mainly due to the weak economic environment. The Group will continue to strengthen the development of Nano-Confined Catalytic Oxidation Technology (NCCO) to tackle the pollution of odor encountered by the local food and restaurant industry.

Hotel Investment

The Group's hotel business in the Mainland was inevitably affected by the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the first half of 2003. However, the overall business in 2002 has shown improvement especially in the occupancy rates. The occupancy rates of Chevalier Hotels in Xinyang and Dongguan maintained at a satisfactory level whilst the four-star hotel in Jiujiang increased to 75%, especially during the Golden Week in the Mainland last year.

The Rosedale on Robson Suite Hotel, which is located at the centre of Vancouver's business district with 275 guests rooms, maintained stable performance in the financial year under review.

Insurance

The Insurance Division was able to achieve a satisfactory growth despite keen market competition. Turnover increased to over HK$313 million as compared with last year.

Property Investment and Property Management

During the year, the Group's luxury residential property in Shanghai, Chevalier Place, maintained an occupancy rate of over 80% whilst the investment properties in Hong Kong maintained a steady income of about HK$21 million during the year.

Chevalier Property Management Limited ("CPM") was awarded and maintained a number of management contracts during the year from both private and public sectors comprising residential estates, commercial and industrial buildings, shopping arcades, carparks and communal facilities. With a strong financial position, ample experience in property management and quality services, CPM was admitted onto the Approved List of various categories of the Hong Kong Housing Authority.

Logistics and Warehousing

Despite the sluggish economy and keen market competition, the logistics and warehousing business last year was able to contribute steadily to the Group. The warehouse in Kwai Chung delivers various efficient and reliable cold storage services to customers. With its quality warehousing services, Chevalier Cold Storage and Warehousing Limited was accredited with the ISO9002 certification by the Hong Kong Quality Assurance Agency in January, 2003.

Overseas Business

During the year, operating profit of the automobile business in Canada increased by 40%. Moreover, Action Honda has won the Quality Dealer Award for the third consecutive year. The award is a significant achievement since it aims at recognising those dealers with performance exceeding the high standards set by Honda Canada.

The performance of trading and distribution business in the West Coast of the US improved significantly during the year. This business mainly involves in the import, distribution, wholesale and marketing of oriental food. The Group has gained exclusive distributorship of several renowned food products, all of which were well accepted by the market.

Chevalier iTech Holdings Limited ("CiTL")

The performance of the CiTL Group for the year ended 31st March, 2003 was disappointing mainly due to the loss incurred in the closure of its retail operations. The CiTL Group has recorded the turnover of approximately HK$688 million, representing a decrease of 11% as compared with last year. Loss for the year amounted to HK$23 million and loss per share was HK13.3 cents.

Intense competition in PC products continued to affect the performance of the Computer Division. The CiTL Group will strive to introduce products with attractive price packages in order to increase competitiveness.

In anticipation of the continued economic uncertainties and unfavourable business environment, the CiTL Group took a difficult but necessary decision to discontinue most of the retail shops and mobile phone franchise shops. Loss was incurred as a result. In addition, the first Chevalier Shop Digital Gallery with a brand new service concept was opened in Causeway Bay in December, 2002. The Gallery comprises "Toshiba Customer Care Service Centre" with professional customer service staff offering tailor-made and efficient after-sales services for customers of Toshiba notebook computers.

All the large-scale contracts of the IT & Network Solutions Division on hand including New TV City, International Finance Centre – Phase II and KCRC West Rail were progressed well. The Office Equipment Division and the After-sales Services Division were able to maintain a stable performance. However, the overall contribution from these divisions deteriorated due to fierce competition and sluggish market condition.

The CiTL Group's operation in Thailand continues to out-perform other divisions in the CiTL Group as the economic growth in Thailand remains strong in recent years.

Chevalier Construction Holdings Limited ("CCHL")

For the year ended 31st March, 2003, the CCHL Group continued to operate under an extremely tough environment due to the continued slowdown in the local property market. In spite of a significant decrease in turnover, the CCHL Group recorded an operating profit of HK$18 million (2002: HK$6.5 million). Profit attributable to shareholders was HK$7.4 million (2002: HK$6.7 million) and earnings per share was HK2.98 cents (2002: HK 2.7 cents).

As of 31st March, 2003, the outstanding value of contracts of the CCHL Group on hand continued to decline as activities in the local property market further depressed regardless of HKSAR Government's contingent measures to stabilise the situation. Value of building construction and civil engineering contracts on hand for the CCHL Group amounted to approximately HK$38 million and HK$202 million respectively.

Subsequent to the year end, the CCHL Group was awarded the contract to build the International Wetland Park in Tin Shui Wai, New Territories. The project included all the associated building service installations, drainage works, utility connection and pavement works of the Park. The Park will offer facility for Hong Kong citizens to observe the wetlands and natural scenery around Mai Po Marshes Nature Reserve and Hau Hoi Wan. The contract for the construction of Lam Tin Primary School at Kwun Tong was progressed on schedule during the year.

During the year, the civil engineering contracts on hand for the CCHL Group was the construction of Seawalls and Reclamation at Tseung Kwan O Port Development at Area 137, Stage 2 and Jordan Road Reclamation Phase III and Remaining Engineering Works.

PROSPECTS

During the year, the global economy remained sluggish as the lackluster demand and excess capacity continued to weigh on the labour market. In the US, factory capacity in use stayed at a two-decade low of 74.3% in May, 2003. Business spending and consumer confidence continues to shrink despite a robust housing market. Even though the leading indicators released recently are positive due to rising stock market and an increased supply of money flowing through the economy, companies remain cautious on capital expenditure. Consumers continue to hold their propensity to spend and this would make the pace of the global economic recovery more difficult to speed up.

In Hong Kong, the persistent high unemployment rate and deflation, compounded by impact of SARS, have affected domestic economic growth and the government has cut its 2003 growth forecast to 1.5% from 3%. The government is under increasing pressure to find ways to solve the economic problems and has already unveiled a HK$11.8 billion package of emergency relief measures which are expected to offer only marginal relief to the local economy. Apart from creating a business-friendly environment, the government has also been working on greater integration within the Pearl River Delta aiming at creating more business and employment opportunities. The Closer Economic Partnership Arrangement (CEPA) was announced by the Government in June, 2003 and will become effective on 1st January, 2004. Such free-trade pact signifies the closer economic ties between Hong Kong and the Mainland. Besides, the Mainland agreed to allow residents of four cities in the southern Guangdong province – Dongguan, Zhongshan, Jiangmen and Foshan – to visit Hong Kong in an individual capacity starting from July, 2003. The move is likely to widen the floodgate of Mainland tourists to Hong Kong. Although the impact of CEPA to the local economy has yet to be seen, the Group remains cautiously optimistic about the business opportunities in the Mainland and will continue to prudently expand its operations.

In spite of the uncertain operating conditions, the Group's diversified business strategy in Hong Kong and overseas enables it to withstand the impact of global economic volatility and maintain a stable performance. Looking forward, the Group will adhere to its stringent cost control measures and look for new opportunities to develop business especially in the Mainland.

SUBSEQUENT EVENTS

Privatisation of Chevalier Singapore Holdings Limited ("CSHL")

On 6th February, 2003, the Company proposed to privatise CSHL, a subsidiary listed on Singapore Exchange Securities Trading Limited ("the SGX-ST") through the Group's wholly-owned subsidiary, Smart Expand Limited ("SEL"). SEL sought the voluntary delisting of CSHL ("Offer") from the SGX-ST by offering S$0.38 in cash for every share of S$0.1 each in the share capital of CSHL. The total cost of the Offer was approximately HK$24 million and was funded by internal resources of the Company. The Offer was completed on 25th April, 2003 and valid acceptances of 108,667,000 CSHL shares, representing 96.6% of the issued share capital of CSHL were received. On 5th June, 2003, SEL exercised its right of compulsory acquisition pursuant to the Companies Act of Singapore. After the compulsory acquisition, CSHL officially became a wholly-owned subsidiary of the Company. CSHL was delisted from the Official List of the SGX-ST with effect from 11th June, 2003 and its name has changed to "Chevalier Singapore Holdings Pte. Ltd." with effect from 20th June, 2003. The existing business and operation of CSHL remain unchanged.

Consolidation of Shares

On 30th April, 2003, the Board of the Company proposed to consolidate every five existing issued and unissued shares of HK$0.25 each into one new share ("New Shares") of HK$1.25 each in the share capital of the Company ("the Shares Consolidation"). The Shares Consolidation was approved by the shareholders at the Special General Meeting of the Company held on 5th June, 2003. After the consolidation, the number of authorised shares of the Company was reduced from 1,700,000,000 to 340,000,000 and the number of issued shares was reduced from 1,309,231,865 to 261,846,373. Details of which were contained in a circular of the Company dated 20th May, 2003.

FINANCIAL REVIEW

As at 31st March, 2003, the Group's total net asset amounted to approximately HK$2,253 million (2002: HK$2,228 million), an increase of HK$25 million or 1.1% when compared with 2002. At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,326 million (2002: HK$1,268 million). Cash and deposit at bank including pledged deposits amounted to HK$872 million (2002: HK$747 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 4,300 full time staff globally as at 31st March, 2003. Total staff costs amounted to HK$542 million for the year ended 31st March, 2003. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

SHARE OPTION SCHEMES

The Company has adopted a share option scheme on 30th September, 1991 ("the Old Scheme"). It has been expired on 29th September, 2001 and no further options may be granted under the Old Scheme. As at 31st March, 2003, options granted under the Old Scheme to subscribe for 34,150,000 representing 2.7% of the shares of the Company in issue at that date remaining outstanding and would continue to be exercisable in accordance with the terms of grant.

A new share option scheme of the Company ("the New CIHL Scheme") was approved by the shareholders of the Company at the 2002 Annual General Meeting held on 20th September, 2002. Another new share option scheme of CiTL ("the New CiTL Scheme") was also approved by the shareholders of the Company and CiTL at their respective 2002 Annual General Meeting held on 20th September, 2002. The New CIHL Scheme and the New CiTL Scheme fully complied with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"). During the year, no share option was granted, exercised, cancelled or lapsed under the New CIHL Scheme and the New CiTL Scheme. There was no outstanding option under the New CIHL Scheme and the New CiTL Scheme at the beginning and at the end of the year.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs WONG Wang Fat, Andrew, Iain Leonard DALE who retired on 20th September, 2002 and CHOW Ming Kuen, Joseph who was appointed on 28th November, 2002, the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the Management the Connected Transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

2003 has been a difficult year for Hong Kong, during which the Group has been confronted with many challenges in both economic and social aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 16th July, 2003
website: http://www.chevalier.com



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2003, together with the comparative figures for the previous year, are summarized as follows:

	Notes	2003 *HK$'000*	2002 *HK$'000*
Turnover	2	687,903	775,364
Cost of sales		(604,595)	(636,995)
Gross profit		83,308	138,369
Other operating income		10,454	9,907
Distribution costs		(94,629)	(146,180)
Administrative expenses		(5,863)	(7,713)
Other operating expenses		(1,499)	(3,813)
Loss from operations	3	(8,229)	(9,430)
Finance costs		(68)	(228)
Share of results of associates		1,927	5,135
(Loss) gain on discontinuing operations		(12,093)	260
Loss before taxation		(18,463)	(4,263)
Taxation	4	(4,334)	(5,166)
Net loss for the year		(22,797)	(9,429)
Dividends		–	8,568
Loss per share	5		
Basic		(13.3) cents	(5.5) cents
Diluted		N/A	N/A

Notes:

1. **ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Group has adopted a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these standards has led to a number of changes in the Group's accounting policies as mentioned below but has had no material effect on the results for the current or prior accounting years. Accordingly, no prior year adjustment has been required. In addition, these standards have introduced additional and revised disclosure requirements which have been adopted in these financial statements.

(a) ***Presentation of financial statements***

The adoption of SSAP 1 (Revised) "Presentation of financial statements" replaces the *statement of recognised gains and losses with a statement of changes in equity.*

(b) ***Foreign currencies***

The revisions to SSAP 11 "Foreign currency translation" have eliminated the choice of translating the income statements of overseas subsidiaries and associates at the closing rate for the year, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting years.

(c) ***Cash flow statements***

Under SSAP 15 (Revised) "Cash flow statements", cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividend received, interest paid and dividend paid, which were previously presented under a separate heading, are classified as investing, operating and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

(d) ***Discontinuing operations***

Under SSAP 33 "Discontinuing operations", amounts relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's retailing of general *merchandise and telecommunication services as discontinuing operations in the current year.*

(e) ***Employee benefits***

SSAP 34 "Employee benefits" introduces measurement rules for employee benefits, including retirement benefit plans. As the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements. Other changes in measuring employment benefits have not had any material effect on the results for the current or prior accounting years.

2. **TURNOVER**

An analysis of the Group's turnover and contribution to loss from operations by business segments and geographical segments are as follows :

(a) ***By business segments***

Year ended 31st March, 2003

	Computer and business machines *HK$'000*	IT & network solutions and telecommunication systems *HK$'000*	General merchandise and telecommunication services *(Note)* *HK$'000*	Technical and maintenance services *HK$'000*	Others *HK$'000*	Total *HK$'000*
TURNOVER						
Total sales	477,771	138,815	94,270	44,214	12,989	768,059
Inter-segment sales	(57,097)	(11,298)	(6,217)	(5,544)	-	(80,156)
External sales	420,674	127,517	88,053	38,670	12,989	687,903
RESULT						
Segment result	3,121	(2,856)	(13,665)	1,989	(2,458)	(13,869)
Interest income						5,999
Unallocated corporate expenses						(359)
Loss from operations						(8,229)
Finance costs						(68)
Share of results of associates	1,927	-	-	-	-	1,927
Loss on discontinuing operations	-	-	(12,093)	-	-	(12,093)
Loss before taxation						(18,463)
Taxation						(4,334)
Net loss for the year						(22,797)

Year ended 31st March, 2002

	Computer and business machines *HK$'000*	IT & network solutions and telecommunication systems *HK$'000*	General merchandise and telecommunication services *(Note)* *HK$'000*	Technical and maintenance services *HK$'000*	Others *HK$'000*	Paging services *(Note)* *HK$'000*	Total *HK$'000*
TURNOVER							
Total sales	498,483	128,887	205,226	45,316	1,936	4,826	884,674
Inter-segment sales	(79,219)	(14,709)	(10,173)	(5,209)	-	-	(109,310)
External sales	419,264	114,178	195,053	40,107	1,936	4,826	775,364
RESULT							
Segment result	354	(15,528)	(20,304)	7,204	15,337	(881)	(13,798)
Interest and dividend income							7,613
Unallocated corporate expenses							(3,245)
Loss from operations							(9,430)
Finance costs							(228)
Share of results of associates	5,135	-	-	-	-	-	5,135
Gain on discontinuing operations	-	-	-	-	-	260	260
Loss before taxation							(4,263)
Taxation							(5,166)
Net loss for the year							(9,429)

Note : During the year, the Group had discontinued the retailing of general merchandise, while the retailing and provision of telecommunication services had been discontinued in May 2003. The operations of paging services had been discontinued in May 2001.

(b) **By geographical segments**

	Turnover 2003 *HK$'000*	2002 *HK$'000*
Hong Kong	511,653	535,390
The Mainland	44,181	119,108
Thailand	123,699	111,520
Others	8,370	9,346
	687,903	775,364

3. **LOSS FROM OPERATIONS**

	2003 *HK$'000*	2002 *HK$'000*
Loss from operations is arrived at after charging:		
Cost of stock sold	499,233	550,051
Depreciation on property, plant and equipment	4,844	7,310
Operating lease payments in respect of renting of premises	28,754	38,735
Staff costs, including directors' emoluments	104,221	134,475

4. **TAXATION**

	2003 *HK$'000*	2002 *HK$'000*
Current taxation		
Company and subsidiaries		
Hong Kong	1,142	1,445
Overseas	2,842	2,963
Associates		
Hong Kong	350	747
Overseas	–	11
	4,334	5,166

Provision for Hong Kong profits tax is calculated at the rate of 16% (2002: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

5. **LOSS PER SHARE**

Basic loss per share is calculated based on the loss for the year of HK$22,797,000 (2002: HK$9,429,000) and on the weighted average number of ordinary shares in issue of 171,355,870 (2002: 171,355,870) which have been adjusted for the consolidation of the Company's ordinary shares subsequent to the balance sheet date.

No diluted loss per share is presented for the two years as the exercise of the Company's outstanding share options would result in a decrease in net loss per share.

6. *Certain comparative figures have been reclassified and adjusted to conform with the current* year's presentation.

DIVIDEND

The Board of Directors does not recommend the payment of any final dividend for the year (2002: Nil). As no interim dividend was paid during the year (2002 (restated): HK5 cents), no dividend will be paid for the entire year (2002 (restated): HK5 cents).

MANAGEMENT DISCUSSION AND ANALYSIS

The performance of the Group for the year ended 31st March, 2003 was disappointing mainly due to the loss incurred in the closure of its retail operations. The Group has recorded the turnover of approximately HK$688 million, representing a decrease of 11% over the same period last year. Loss for the year amounted to HK$23 million and loss per share was HK13.3 cents.

Intense competition in PC products continued to affect the performance of the Computer Division. *The Group will strive to introduce products with attractive price packages in order* to increase competitiveness. In November, 2002, the Group participated in the official Microsoft Tablet PC Launch in Hong Kong. During the exhibition, the Group presented various solutions with hand-writing digitalization features such as "Cybersign" for Biometrics Signature Verification, field service automation and mobility solution with GPRS connection. The market responses were encouraging.

In anticipation of the continued economic uncertainties and unfavourable business environment, the Group took a difficult but necessary decision to discontinue most of the retail shops and mobile phone franchise shops. Loss was incurred as a result. The Group will strategically re-deploy resources in those business with potential for long-term growth.

The first Chevalier Shop Digital Gallery with a brand new service concept was opened in Causeway Bay in December, 2002. It aims at catering for the needs of both corporate and individual customers by providing an array of digital solutions and IT products, such as Digital Multi-functional Document Processing systems, notebook computers, pocket PCs and mobile phones. The Gallery comprises "Toshiba Customer Care Service Centre" with professional customer service staff offering tailor-made and efficient after-sales services for Toshiba notebook computers.

All the large-scale contracts of the IT & Network Solutions Division on hand including New TV City, International Finance Centre - Phase II and KCRC West Rail were progressed well.

The Office Equipment Division and the After-sales Services Division were able to maintain stable performance. However, the overall contribution from these divisions deteriorates due to fierce competition and sluggish market condition.

The Group's operation in Thailand continues to out-perform other divisions in the Group as the economic growth in Thailand remains strong in recent years. All major businesses such as telecommunication systems and services, sale of office equipment, notebook computer and related products have achieved favorable results and partially offset the negative performance of the Group's business in Hong Kong and the Mainland during the financial year under review.

PROSPECTS

During the year, the global economy remains sluggish as the lackluster demand and excess capacity continued to weigh on the labour market. In the US, even though the leading indicators released recently show sign of recovery due to rising stock market, robust housing market and increased supply of money flowing through the economy, companies remain extremely cautious on capital spending. Therefore, the replacement cycles in the PCs and IT equipment have been prolonged. The demand for IT products remained low and competition was intensified, creating substantial downward pressure on both prices and profit margins which in turn stifled profits and discouraged investment.

Apart from the onerous process of economic restructuring, the Hong Kong economy has suffered another setback from the outbreak of the Severe Acute Respiratory Syndrome ("SARS") in March this year. Although Hong Kong has been removed from the WHO's list of areas affected by SARS and the government is committed to implement various measures to boost local economic growth, the Hong Kong economy will unlikely to have genuine recovery without improvement in local labour market.

The recovery of local economy will also depend on the US economy. Though it remains uncertain what direction of the US economy is taking reflected by the recent mixed economic data, the 45-year low interest rates in the US following its consecutive rate cuts will likely to accelerate the economic growth of the US in the second half of 2003. It will favour the recovery of local economy.

Apart from creating a business-friendly environment, the government has been focusing on *greater integration between Hong Kong and the Pearl River Delta aiming at creating more* business and employment opportunities. The signing of the Closer Economic Partnership Arrangement ("CEPA") in June, 2003 signifies the closer economic ties between Hong Kong and the Mainland. The free-trade pact, which will become effective on 1st January, 2004, is designed to give Hong Kong firms a leg up over foreign rivals to explore the Mainland market. Although the impact of CEPA has yet to be seen, the Group will evaluate the business opportunities arisen from such Agreement both in Hong Kong and the Mainland.

Looking forward, in anticipation of the continued robust growth of the Thailand economy, the market potential looks promising. As part of its long-term growth strategy, the Group will strive to strengthen its existing business whilst actively pursuing new business opportunities in Thailand. Building on our expertise and solid foundation in local IT and network solutions sectors, the Group is confident that our success in Hong Kong will be replicated in the Thailand market over time.

SUBSEQUENT EVENT

Consolidation of Shares

On 30th April, 2003, the Board of the Company proposed to consolidate every five existing issued and unissued shares of HK$0.10 each into one new share ("New Shares") of HK$0.50 each in the share capital of the Company ("the Shares Consolidation"). The Shares Consolidation was approved by the shareholders at the Special General Meeting of the Company held on 5th June, 2003. After the consolidation, the number of authorised shares of the Company has been reduced from 1,200,000,000 to 240,000,000 and the number of issued shares reduced from 856,779,355 to 171,355,871. Details of which were contained in a *circular of the Company dated 20th May, 2003.*

FINANCIAL REVIEW

As at 31st March, 2003, the Group's total net asset amounted to approximately HK$364 million (2002: HK$385 million), a decrease of HK$21 million or 5.4% when compared with 2002. At the balance sheet date, the Group's bank and other borrowings amounted to HK$73,000 (2002: HK$98,000). Cash and deposit at bank amounted to HK$78 million (2002: HK$170 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 700 full time staff globally as at 31st March, 2003. Total staff costs amounted to approximately HK$104 million for the year ended 31st March, 2003. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

SHARE OPTION SCHEMES

The Company has adopted a share option scheme on 30th September, 1991 ("the Old Scheme"). It has been expired on 29th September, 2001 and no further options may be granted under the Old Scheme. As at 31st March, 2003, options granted under the Old Scheme to subscribe for 28,550,000 representing 3.3% of the shares of the Company in issue at that date remaining outstanding and would continue to be exercisable in accordance with the terms of grant.

A new share option scheme of the Company ("the New Scheme") was approved by the shareholders of the Company at the 2002 Annual General Meeting held on 20th September, 2002. The New Scheme fully complied with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"). During the year, no share option was granted, exercised, cancelled or lapsed under the New Scheme. There was no outstanding option under the New Scheme at the beginning and at the end of the year.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs Shinichi YONEHARA, YUEN Tin Fan, Francis who retired on 20th September, 2002 and WU King Cheong who was appointed on 7th October, 2002, the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the Management the Connected Transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

2003 has been a difficult year for Hong Kong, during which the Group has been confronted with many challenges in both economic and social aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which enabled the Group to move through these rough and difficult times smoothly.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 16th July, 2003

website: http://www.chevalier-itech.com



CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Notice of 2003 Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 3rd September, 2003 at 10:30 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2003.
2. To declare a final dividend with scrip alternative.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "THAT the authorized share capital of the Company be and is hereby increased from HK$425,000,000 to HK$675,000,000 by the creation of an additional 200,000,000 new ordinary shares of HK$1.25 each, such new shares shall rank pari passu in all respects with the existing shares of the Company."

6. "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and Resolution 7:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

   "Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 6(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

8. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 6 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 7, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 31st July, 2003

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 25th August, 2003 to Friday, 29th August, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Friday, 22nd August, 2003.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Notice of 2003 Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 3rd September, 2003 at 10:15 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2003.
2. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
3. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

4. "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and Resolution 5:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

   "Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5. "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 4(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

6. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 4 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 5, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 31st July, 2003

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) *In order to be valid, a form of proxy, together with the power of attorney or other* authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier iTech Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
Lily CHOW

Independent Non-Executive Directors
Shinichi YONEHARA
WU King Cheong

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM 12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

31st July, 2003

To the Shareholders

Dear Sir/Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE THE COMPANY'S SECURITIES

INTRODUCTION

The purpose of this circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 3rd September, 2003 at 10:15 a.m. ("the 2003 Annual General Meeting").

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own shares of HK$0.5 each in the share capital of the Company ("the Share(s)"). Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 5 to be proposed at the 2003 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), the Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 23rd July, 2003, being the latest practicable date prior to the printing of this circular ("the Latest Practicable Date"), there were 171,355,871 Shares in issue. Therefore, subject to the passing of the proposed Resolution 5 at the 2003 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 17,135,587 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of the Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2003, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 5 in accordance with the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules") and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by the shareholders at the 2003 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by the shareholders at the 2003 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers and Share Repurchases ("the Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:

Name of Substantial Shareholder	Number of Shares held	% of Issued Share Capital at present	% of Issued Share Capital if power is exercised in full to repurchase Shares
CHOW Yei Ching *(Notes 1 and 3)*	93,810,787	54.75%	60.83%
MIYAKAWA Michiko *(Note 2)*	93,810,787	54.75%	60.83%
Chevalier International Holdings Limited ("CIHL") *(Note 3)*	86,994,933	50.77%	56.41%
Chevalier (HK) Limited ("CHK") *(Note 3)*	13,471,200	7.86%	8.74%
Firstland Company Limited ("Firstland") *(Note 3)*	13,471,200	7.86%	8.74%

Notes:–

1. *These shares are held by Dr Chow Yei Ching as (i) personal interest of 6,815,854, (ii) corporate interest of 86,994,933 in which Dr Chow is deemed to be interested in (ii) under Part XV of the Securities and Futures Ordinance ("the SFO").*

2. These shares are held by Dr Chow. The entire share capital of which is in turn held by his wife, Ms. Miyakawa Michiko as deemed family interests under Part XV of the SFO, considered to be substantial shareholder of the Company.

3. These shares of 13,471,200 are held by Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. The entire share capital of which is in turn wholly-owned by CHK, CIHL and Dr Chow held by reason of their deemed indirect interests in 13,471,200 shares under Part XV of the SFO.

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest *HK$*	Lowest *HK$*
July 2002	#	#
August 2002	1.180*	1.050*
September 2002	1.160*	0.500*
October 2002	1.150*	0.800*
November 2002	0.890*	0.850*
December 2002	0.875*	0.825*
January 2003	0.900*	0.630*
February 2003	0.800*	0.625*
March 2003	0.800*	0.600*
April 2003	0.900*	0.650*
May 2003	0.950*	0.655*
June 2003	0.890	0.510

\# *No Shares were traded for the month*

* *Trading prices of the Shares have been adjusted to reflect the consolidation of every five ordinary shares of HK$0.10 each into one new ordinary share of HK$0.50 with effect from 6th June, 2003.*

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

SHARE ISSUE MANDATE

Resolution 4 to be proposed at the 2003 Annual General Meeting ("Resolution 4") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 4 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 6 to be proposed at the 2003 Annual General Meeting ("Resolution 6") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2003 Annual General Meeting of Resolution 4, Resolution 5 and Resolution 6, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

THE 2003 ANNUAL GENERAL MEETING

The form of proxy for use at the 2003 Annual General Meeting is enclosed in the Annual Report 2002-2003 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the 2003 Annual General Meeting should you so wish.

RECOMMENDATION

The Directors of the Company believe that the Repurchase Proposal, the adoption of the share issue mandate and the extension of the share issue mandate are in the best interests of the Company and its shareholders and accordingly recommend all shareholders to vote in favour of the relevant resolutions to be proposed at the 2003 Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Chevalier iTech Holdings Limited
CHOW Yei Ching
Chairman

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之其士科技控股有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司
(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席)*
馮伯坤 *(董事總經理)*
郭海生
簡嘉翰
周莉莉

獨立非執行董事
米原慎一
胡經昌

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM 12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

一般性授權發行及購回本公司證券

緒言

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零三年九月三日(星期三)上午十時十五分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零三年度股東週年大會」)處理。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修訂)，本公司可購回本公司股本中每股面值港幣0.5元之股份(「股份」)。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零三年度股東週年大會上將予提呈之第五項決議案(「第五項決議案」)乃有關授予本公司董事一般權力，以便在香港聯合交易所有限公司(「聯交所」)購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百分之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於二零零三年七月二十三日(本通函付印前之最後實際可行日期(「最後實際可行日期」)),本公司已發行股份為171,355,871股。因此,在二零零三年度股東週年大會上提呈之第五項決議案獲通過之規限下,並假設無額外股份將予發行,以及於提呈決議案日前,本公司將不會購回任何股份,故根據該項授權,本公司將獲准購回股份最多可達17,135,587股。

本公司董事認為購回建議乃符合本公司及其股東之利益。近年,聯交所之交投情況波動不定,股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股股份之資產淨值及盈利。在此等情況下,本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東,因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外,本公司董事會行使根據購回建議所獲賦予之權力時,亦會增加股份在聯交所之交投量。

本公司董事會預期,即使全面行使上述授權,本公司之營運資金狀況或借貸水平(較本公司截至二零零三年三月三十一日止年度經審核財務報告所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而,倘進行購回可能導致本公司之營運資金狀況或借貸水平(較本公司最近期公佈之經審核帳項所披露之情況)受到嚴重不利影響時,除非本公司董事認為縱使出現該等嚴重不利影響,該等購回仍符合本公司之最佳利益,否則不會進行購回。

購回之資金

於購回股份時,本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修訂)所批准可作該等用途之資金。根據此等文件之規定,股份可由本公司之溢利及/或就此發行新股份所得之款項及/或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據聯交所證券上市規則(「上市規則」)及所有適用法例之規定,按提呈之第五項決議案行使本公司購回之權力。

本公司各董事(就彼等作出一切合理查詢後所知)及彼等之任何聯繫人士目前概無意待購回建議於二零零三年度股東週年大會上獲股東批准後,根據購回建議出售股份予本公司。

與此同時,本公司之任何關連人士概無知會本公司,表示目前有意待購回建議於二零零三年度股東週年大會上獲股東批准後,出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後,股東所佔本公司之投票權比例有所增加,則就香港公司收購、合併及股份購回守則(「收購守則」)第32條而言,上述增加將視為一項收購。因此,一名股東或一群與其一致行動之股東(定義見收購守則)可能取得或鞏固本公司之控制權(視乎該等增加之數額),而須根據收購守則第26條提出強制全面收購建議。

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：

主要股東姓名	持股數量	佔已發行股本之百分比 現時	倘全面行使 購回股份權力
周亦卿 *(附註1及3)*	93,810,787	54.75%	60.83%
宮川美智子 *(附註2)*	93,810,787	54.75%	60.83%
其士國際集團有限公司 (「其士國際」) *(附註3)*	86,994,933	50.77%	56.41%
其士(香港)有限公司 (「其士香港」) *(附註3)*	13,471,200	7.86%	8.74%
Firstland Company Limited (「Firstland」) *(附註3)*	13,471,200	7.86%	8.74%

附註：

1. 該等股份由周亦卿博士持有，包括(i) 6,815,854股個人權益，(ii)由法團所持有的86,994,933股；而根據證券及期貨條例(「證券條例」)，周博士被視為持有(ii)的權益。

2. 該等股份由周博士持有。由於根據證券條例第XV部，周博士的妻子宮川美智子女士被視為擁有該等股份之家族權益，因而視作本公司之主要股東。

3. 該等13,471,200股股份由Firstland(於香港註冊成立之有限公司)持有。Firstland為其士香港(於香港註冊成立之有限公司)全資擁有之附屬公司；而其士香港亦為其士國際全資擁有之附屬公司，其士國際於百慕達註冊成立之有限公司。根據證券條例第XV部，其士香港、其士國際及周博士被視為間接擁有該13,471,200股股份之權益。

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。

股份價格

股份於過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：

	最高 *港元*	最低 *港元*
二零零二年七月	#	#
二零零二年八月	1.180*	1.050*
二零零二年九月	1.160*	0.500*
二零零二年十月	1.150*	0.800*
二零零二年十一月	0.890*	0.850*
二零零二年十二月	0.875*	0.825*
二零零三年一月	0.900*	0.630*
二零零三年二月	0.800*	0.625*
二零零三年三月	0.800*	0.600*
二零零三年四月	0.900*	0.650*
二零零三年五月	0.950*	0.655*
二零零三年六月	0.890	0.510

\# *本月並無股份買賣*

* *股份成交價乃經過調整，藉以反映二零零三年六月六日起每五股每股面值港幣0.10元之普通股合併為一股每股面值港幣0.50元之新股。*

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

發行股份授權

第四項決議案將提呈於二零零三年度股東週年大會(「第四項決議案」)有關授予一般性授權，以賦予本公司董事權力於期間至本公司下屆股東週年大會；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第四項決議案之日(以最早日期止之期間為準)發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十(包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權)。

擴大發行股份授權

第六項決議案將提呈於二零零三年度股東週年大會(「第六項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十股份。待於二零零三年度股東週年大會上通過第四項、第五項及第六項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

二零零三年度股東週年大會

本通函連同本公司二零零二年至二零零三年年報及隨附二零零三年度股東週年大會之代表委任表格寄發予各股東。無論　閣下能否出席該大會，務請按照隨附之代表委任表格上印備之指示填妥，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可出席二零零三年度股東週年大會及於會上投票。

推薦意見

本公司之董事相信購回建議、採納發行股份授權及擴大發行股份授權均符合本公司及其股東之最佳利益，故建議全體股東投票贊成將於二零零三年度股東週年大會上將予提呈之有關決議案。

此致

列位股東　台照

承董事會命
Chevalier iTech Holdings Limited
其士科技控股有限公司
主席
周亦卿
謹啟

二零零三年七月三十一日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.
CHOW Ming Kuen, Joseph O.B.E., J.P.

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM 12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

31st July, 2003

To the Shareholders

Dear Sir/Madam,

**PROPOSALS RELATING TO
AN INCREASE IN AUTHORISED SHARE CAPITAL AND
GENERAL MANDATES TO ISSUE AND REPURCHASE
THE COMPANY'S SECURITIES**

INTRODUCTION

The Directors wish to seek the approval of shareholders to increase the authorised share capital of the Company and to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$1.25 each in the share capital of the Company ("the Share(s)").

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 3rd September, 2003 at 10:30 a.m. ("the 2003 Annual General Meeting").

INCREASE IN AUTHORISED SHARE CAPITAL

At the 2003 Annual General Meeting, a resolution will be proposed to increase the authorised share capital of the Company from HK$425,000,000 to HK$675,000,000 by the creation of an additional 200,000,000 new Shares of HK$1.25 each to rank pari passu with the existing shares in all respects.

The Directors do not have any present intention of issuing any part of that capital save to the extent that it is necessary for the Company to do so for the purpose of issuing Shares upon exercise by the Directors of any share issue mandate granted from time to time by shareholders whenever the Directors consider it to be in the interests of the Company and its shareholders.

THE REPURCHASE PROPOSAL

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 7 to be proposed at the 2003 Annual General Meeting ("Resolution 7") relates to the granting of a general mandate to the Directors of the Company to repurchase, on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at 23rd July, 2003, being the latest practicable date prior to the printing of this circular ("the Latest Practicable Date"), there were 268,676,373 Shares in issue. Therefore, subject to the passing of the proposed Resolution 7 at the 2003 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 26,867,637 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2003, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 7 in accordance with the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules") and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2003 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2003 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers and Share Repurchases ("the Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:

Name of Substantial Shareholder	**Number of Shares held**	**% of Issued Share Capital**	
		at present	**if power is exercised in full to repurchase Shares**
CHOW Yei Ching	132,512,351	50.61%	54.80%
MIYAKAWA Michiko *(Note)*	132,512,351	50.61%	54.80%

Note:–

These shares are held by Dr Chow Yei Ching. The entire share capital of which is in turn as deemed family interests held by his wife, Ms Miyakawa Michiko under Part XV of the Securities and Futures Ordinance, considered to be substantial shareholder of the Company.

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest *HK$*	**Lowest** *HK$*
July 2002	3.100*	2.350*
August 2002	2.500*	2.325*
September 2002	2.425*	2.250*
October 2002	2.400*	2.150*
November 2002	2.450*	2.300*
December 2002	2.475*	2.300*
January 2003	2.500*	2.300*
February 2003	2.500*	2.275*
March 2003	2.425*	2.300*
April 2003	2.325*	2.150*
May 2003	2.450*	2.175*
June 2003	2.650	2.225

* *Trading prices of the Shares have been adjusted to reflect the consolidation of every five ordinary shares of HK$0.25 each into one new ordinary share of HK$1.25 with effect from 6th June, 2003.*

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

SHARE ISSUE MANDATE

Resolution 6 to be proposed at the 2003 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 6 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 8 to be proposed at the 2003 Annual General Meeting ("Resolution 8") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2003 Annual General Meeting of Resolution 6, Resolution 7 and Resolution 8, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

THE 2003 ANNUAL GENERAL MEETING

The form of proxy for use at the 2003 Annual General Meeting is enclosed in the Annual Report 2002-2003 of the Company being sent to shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the 2003 Annual General Meeting should you so wish.

RECOMMENDATION

The Directors of the Company believe that the Increase in Authorised Share Capital, Repurchase Proposal, the adoption of the share issue mandate and the extension of the share issue mandate are in the best interests of the Company and its shareholders and accordingly recommend all shareholders to vote in favour of the relevant resolutions to be proposed at the 2003 Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。


CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
鄭明訓 J.P.
黃宏發 O.B.E.(Hon.), J.P.
周明權 O.B.E., J.P.

註冊辦事處
Cedar House,
41 Cedar Avenue,
Hamilton, HM 12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關增加法定股本
及
一般性授權發行及購回本公司證券

緒言

董事會欲尋求股東批准增加本公司之法定股本及授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣1.25元之股份(「股份」)。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零三年九月三日(星期三)上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零三年度股東週年大會」)處理。

增加法定股本

在二零零三年度股東週年大會上，將提呈一項決議案，建議增加200,000,000股每股面值港幣1.25元本公司股本中之新股份，將本公司之法定股本港幣425,000,000元增至港幣675,000,000元。該等股份在各方面均與本公司已發行之股份享有同等權益。

董事會認為除本公司有需要發行股本外，現階段並無意發行任何股本。本公司股東不時授予董事一般授權以發行本公司股本，董事認為其發行之目的乃符合本公司及其股東之利益。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修訂)，本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零三年度股東週年大會上將予提呈之第七項決議案(「第七項決議案」)乃有關授予本公司董事一般權力，以便在香港聯合交易所有限公司(「聯交所」)購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百分之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於二零零三年七月二十三日(本通函付印前之最後實際可行日期(「最後實際可行日期」)，本公司已發行股份為268,676,373股。因此，在二零零三年度股東週年大會上提呈之第七項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，根據該項授權，本公司將獲准購回股份最多可達26,867,637股。

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況不時波動不定，股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外，本公司董事行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金或借貸水平(較本公司截至二零零三年三月三十一日止年度經審核財務報告所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或借貸水平(較本公司最近期公佈之經審核財務報告所披露之情況)受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修訂)所批准可作該等用途之資金。根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據聯交所證券上市規則(「上市規則」)及所有適用法例之規定，按提呈之第七項決議案行使本公司購回之權力。

本公司各董事(就彼等作出一切合理查詢後所知)及彼等之任何聯繫人士目前概無意待購回建議於二零零三年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零三年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後，股東所佔本公司之投票權比例有所增加，則就香港公司收購、合併及股份購回守則(「收購守則」)第32條而言，上述增加將視為一項收購。因此，一名股東或一群與其一致行動之股東(定義見收購守則)可能取得或鞏固本公司之控制權(視乎該等增加之數額)，而須根據收購守則第26條提出強制全面收購建議。

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：

主要股東姓名	持股數量	佔已發行股本之百分比 現時	佔已發行股本之百分比 倘全面行使購回股份權力
周亦卿	132,512,351	50.61%	54.80%
宮川美智子 *(附註)*	132,512,351	50.61%	54.80%

附註：

該等股份由周亦卿博士持有。由於根據證券及期貨條例第XV部，周博士的妻子宮川美智子女士被視為擁有該等股份之家族權益，因而均視作本公司之主要股東。

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。

股份價格

股份於過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：

	最高 *港元*	最低 *港元*
二零零二年七月	3.100*	2.350*
二零零二年八月	2.500*	2.325*
二零零二年九月	2.425*	2.250*
二零零二年十月	2.400*	2.150*
二零零二年十一月	2.450*	2.300*
二零零二年十二月	2.475*	2.300*
二零零三年一月	2.500*	2.300*
二零零三年二月	2.500*	2.275*
二零零三年三月	2.425*	2.300*
二零零三年四月	2.325*	2.150*
二零零三年五月	2.450*	2.175*
二零零三年六月	2.650	2.225

* *股份成交價乃經過調整，藉以反映二零零三年六月六日起每五股每股面值港幣0.25元之普通股合併為一股每股面值港幣1.25元之新股。*

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

發行股份授權

第六項決議案將提呈於二零零三年度股東週年大會(「第六項決議案」)有關授予一般性授權，以賦予本公司董事權力於期間至本公司下屆股東週年大會；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第六項決議案之日(以最早日期止之期間為準)發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十(包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權)。

擴大發行股份授權

第八項決議案將提呈於二零零三年度股東週年大會(「第八項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十股份。待於二零零三年度股東週年大會上通過第六項、第七項及第八項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

二零零三年度股東週年大會

本通函連同本公司二零零二年至二零零三年年報及隨附二零零三年度股東週年大會之代表委任表格寄發予各股東。無論　閣下能否出席該大會，務請按照隨附之代表委任表格上印備之指示填妥，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可出席二零零三年度股東週年大會及於會上投票。

推薦意見

本公司之董事相信增加發定股本、購回建議、採納發行股份授權及擴大發行股份授權均符合本公司及其股東之最佳利益，故建議全體股東投票贊成將於二零零三年度股東週年大會上將予提呈之有關決議案。

此致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零三年七月三十一日